UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                  ----------------------------------

                          SCHEDULE SC 14F1

                        INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder


                           Basic Services, Inc.
             ---------------------------------------------
            (Name of Small Business Issuer in its charter)


            Nevada                   000-52675             20-8837626
 ----------------------------       ------------       ------------------
 (State or other jurisdiction       (Commission          (IRS Employer
      of incorporation)             File Number)       Identification No.)

             9604 Royal Lamb Drive, Las Vegas, Nevada   89145
   --------------------------------------------------------------------
                (Address of principal executive offices)

                             (702) 203-8477
                       ---------------------------
                       (Issuer's telephone number)

                               INTRODUCTION


This Information Statement is being furnished to holders of record of shares of common stock, par value $0.001 per share (the "Common Stock"), of Basic Services, Inc., a Nevada corporation (the "Company") on October 26, 2007, pursuant to Section 14(f) of the Securities Exchange Act of 1934 as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with a proposed change in the membership of the Board of Directors of Basic Services, Inc. (the "Company").

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

On October 25, 2007, there were 10,873,750 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote on the election of directors.

This change may result from an Acquisition Agreement and Plan of Merger between the Company's wholly-owned subsidiary, Adrenalina, a Nevada corporation ("MERGER SUB") and LQD Adrenalina, LLC and it subsidiaries ("ADRE"), a privately-held Limited Liability Company headquartered in Miami, Florida, (the "Merger").

Effective October 26, 2007, the Company, Merger Sub and ADRE executed an Agreement and Plan of Reorganization ("Agreement") pursuant to which Merger Sub agreed to merge with and into ADRE such that ADRE would be the survivor and become a wholly-owned subsidiary of the Company. To accomplish the Merger, the Company agreed to issue to the shareholders of ADRE an aggregate of 18,000,000 shares of its Common Stock (the "Merger Shares"). Upon completion of the Merger (the "Effective Date"), the Company's current director (the "Outgoing Director") will resign and be replaced by new directors designated by ADRE (the "Incoming Directors").

The Company will issue 18,000,000 restricted shares from its treasury to
Merger Sub.   These newly issued shares will not be registered under the
Securities Act of 1933, as amended (the "Act") and are to be issued in the reliance upon the exemption from registration provided by section 4(2) of the Act, on the basis that the transaction does not involve a public offering. Further, the two original founders of the Company, who owns collectively 9,500,000 shares has agreed to exchange 9,237,750 of their shares to the Company in exchange for the Company's tangible assets pre-merger. These shares will be cancelled and returned to the Corporate Treasury, on the Effective Date.

Following the October 26, 2007 Effective Date, four Incoming Directors will be appointed by Basic Services Board to replace the one Outgoing Director of the Company. The change in directors is intended to be effective at the closing of the Merger, but no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the "Commission") and mailed to all holders of record of the Company's Common Stock.



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



                               VOTING SECURITIES

There are currently 10,873,750 shares of the Company's Common stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.
Upon the Effective Date, and following the issuance of the Merger Shares, and after the cancellation of shares, there will be: 19,453,000 shares of the Company's Common Stock issued and outstanding, each of which will entitle the holder thereof to one vote on each matter which may come before a meeting of the shareholders.


                        SECURITY OWNERSHIP OF CERTAIN
                      BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares our common stock immediately following execution of the Acquisition and Plan of Merger by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

                                                         Amount
Title     Name and Address                               of shares    Percent
of        of Beneficial                                  held by       of
Class     Owner of Shares                Position        Owner        Class(1)
----------------------------------------------------------------------------
Common     Ilia Lekach (2)               Chairman/CEO    5,967,000      30.7%
Common     Jeffrey Geller (3)            President,
                                         CFO, and COO.     450,000       2.3%
Common     Yonatan Feldman (4)           CTO               180,000       0.9%
Common     Jonathan Abenhaim (5)         Sr. VP Media      180,000       0.9%
Common     Joseph Bouhadana (6)          Director                0       0.0%
Common     Bryan Feldman (7)             Director           90,000       0.4%
Common     IZJD Corp. (8)                IZJD Corp       7,200,000      37.0%
------------------------------------------------------------------------------
All Executive Officers, Directors
as a Group  (6 persons)                                  6,867,000      35.2%

(1)  The percentages listed in the percent of class column are based upon
     19,453,000 issued and outstanding shares of Common Stock.
(2)  Ilia Lekach, 20855 NE 16 Ave., Suite #C-16. Miami, Florida  33179, these shares are jointly owned with Deborah Lekach, wife, 100,000 shares are owned by Pesia/Boris Lekach, children to Ilia and Deborah Lekach;
     further, Ilia and Deborah Lekach own a 20 percent interest in IZJD Corp.
     the largest shareholder of Adrenalina.
(3)  Jeffrey Geller, 20855 NE 16 Ave., Suite #C-16. Miami, Florida  33179,
     these shares are jointly owned with Daphna Geller.
(4)  Yonatan Feldman, 20855 NE 16 Ave., Suite #C-16. Miami, Florida  33179.
(5)  Jonathan Abenhaim, 20855 NE 16 Ave., Suite #C-16. Miami, Florida  33179.
(6)  Joseph Bouhadana, 20855 NE 16 Ave., Suite #C-16. Miami, Florida  33179.
(7)  Bryan Feldman, 20855 NE 16 Ave., Suite #C-16. Miami, Florida  33179.
(8)  IZJD Corp, 20855 N.E. 16th Ave. suite c-16, Miami Fl 33179, IZJD Corp is beneficially owned by:  Issac Lekach Wainbach (20%); Josh Lekach
     Wainbach (20%); Zalman Lekach Wainbach  (20%); David Lekach Wainbach
     (20%); Ilia Lekach (10%); and Deborah Lekach (10%).



                                CHANGES IN CONTROL

In connection with the Agreement, the Company will issue an aggregate of 18,000,000 shares of Common Stock on a prorata basis to the ADRE equity holders. At the same time, the current director and officer will resign his position as a director and officer of the Company. At the Effective Date, and following delivery and filing of this Schedule, the four Incoming Directors will become the members of the Board. As a result of this change and the number of shares being issued in the Merger, the Company will have experienced a change in control.

Under the terms of the Acquisition Agreement and Plan of Merger dated October 26, 2007, by and between the Company and ADRE, the Company is obligated to transfer 18,000,000 of its shares in the Company to ADRE upon ADRE's satisfaction of certain conditions set forth in the Agreement.

The Company knows of no other arrangements or events, the happening of which will result in a change in control.


                               LEGAL PROCEEDINGS

No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated. Also, the Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or the Incoming Directors, incoming executive officers, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


                      DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Agreement, Mr. Mark DeStefano, the Company's founder will resign as President and a director of the Company, as of the Effective Date. The following information relates to the individuals who will become the Incoming Directors and executive officers of the Company upon the Effective Date and the filing and delivery of this Schedule.



Name                Age                 Position
-------------       ---                 --------------------------------------
Ilia Lekach         58                  Chairman & CEO
Jeffrey Geller.     33                  Director, President, CFO, and COO
Yonatan Feldman     31                  Chief Technology Officer
Jonathan Abenhaim   30                  Senior VP of Media Operations
Joseph Bouhadana    37                  Director
Bryan Feldman       23                  Director
------------------------------------------------------------------------------

Biography of Ilia Lekach, Chairman & CEO
----------------------------------------

The Company is headed by Ilia Lekach, Adrenalina's Chairman and Chief Executive Officer. Mr. Ilia Lekach was born on April 13th, 1949, in Russia. In 1957, he and his family emigrated from Russia to Chile. Ilia lived in Santiago for six years before moving to Lima, Peru in 1963. Upon graduating from high school in 1967, Ilia decided to continue his education at Louisiana State University in the U.S. He studied Industrial Engineering at L.S.U. for two years; then transferred to the University of Miami.

In 1972, Ilia and his older brother Rachmil founded Great Fashions Import, Inc., an import and wholesale shoe business. His brother was involved in manufacturing the shoes in Brazil and Ilia took care of the wholesale distribution in the U.S. In 1974, the two brothers founded a new company named Zalman Corporation, a U.S. import and wholesale distribution business, selling brand name watches and calculators such as Seiko, Citizen and Casio.

In 1980, Ilia and Rachmil started an international company named Lemott Corp., based in the Miami Free Zone. The primary business of Lemott Corp. was to import and wholesale watches and electronics to South America. The company entered the perfume business at a wholesale level in 1983, gradually discontinuing the sale of watches and electronics in favor of fragrances. In 1986, Lemott Corp. entered the U.S. retail fragrance business by opening its first discount perfumerie in Freeport, Maine. Subsequently, in 1988, all of the family-owned companies were consolidated into one company under the name of Perfumania, Inc. ("Perfumania"), dedicated to the wholesale of brand name fragrances and cosmetics, as well as the development of discount retail perfumeries throughout the U.S. In December 1991, Perfumania became a public company registered on the NASDAQ Stock Exchange. Mr. Lekach sold the majority of his interest in Perfumania during January 2004, and no longer participates as a director or officer.

In 1989, Mr. Lekach became an investor in Parlux Fragrances, Inc. ("Parlux"), a company manufacturing and distributing prestige fragrances and beauty related products. In 1990, he became the principal investor and acquired control of Parlux. Mr. Lekach was a director of Parlux beginning in February 1989 and assumed the position of Chairman of the Board in November 1990. Parlux relocated all its U.S. facilities from New Jersey to Pompano Beach, Florida in November 1993. In April 1994, Mr. Lekach resigned his previous position as Chairman of the Board and CEO of Perfumania, to assume the position of CEO of Parlux. The Company acquired the XOXO fragrance line in 2005.

On February 6, 2007 Mr. Lekach resigned his position as a CEO of Parlux Fragrances to dedicate all his efforts as Chairman and CEO of LQD Adrenalina, LLC.


Biography of Jeffrey Geller, President, CFO, and COO
----------------------------------------------------

Mr. Geller graduated from Tulane University in 1994 earning a bachelors degree in science with a Major in Engineering and a Minor in Business Administration. In 1995 he started-up Relleg S.A. serving as the General Manager. Jeffrey Geller ran and operated the company as well as served as the development agent of Subway Sandwiches Stores throughout Peru. In March of 2000, Mr. Geller moved to Miami, Florida to begin his 4-year tenure as President and COO of Perfumania, Inc (NASDAQ:ECMV)

In December, 2004 Jeffrey Geller founded Adrenalina along with Mr. Zalman Lekach, the company's Vice President Of Television.

Biography of Yonatan Feldman. ChiefTechnology Officer
-----------------------------------------------------

Prior to joining the Company, Yonatan Feldman founded Milliped, a technology consulting company with clients such as Greenpeace International and MIT. A graduate from the Georgia Institute of Technology, he has focused on developing agile solutions to complex business problems. Mr. Feldman is spearheading Adrenalina's technological strategy to help enhance productivity, lower costs, and increase the Company's competitive advantage.

Biography of Jonathan Abenhaim. Senior VP of Media Operations
--------------------------------------------------------

After receiving an International Marketing degree from Bay State College in Boston, MA, Mr. Abenhaim moved to Miami to pursue a career in hospitality management, graduating from Florida International University in 1999. Upon his graduation, he was employed as a food and beverage manager at the Tides Hotel in South Beach, Florida, working closely with major public relation firms and developing strong relationships in the marketing and media arenas.

From the Tides, Mr. Abenhaim moved on to the Turnberry Resort and Club holding the position of Director of Restaurants. His entrepreneurial spirit led him to leave the Turnberry Hotel and open up his own company Eben Inc., developing a new concept in quality fast food. Sensing an opportunity to fill a void in the Hispanic media distribution industry, Mr. Abenhaim sold Eben Inc. and created Indika Media Group, which was acquired by Adrenalina in January of 2005.


Biography of Joseph Bouhadana, Corporate IT Director
------------------------------------------------------

Joseph Bouhadana has more than 15 years of leadership experience managing IT divisions and companies. An accomplished corporate strategist and CIO, his vision and expertise in technology applied to business performance have driven notable growth in many enterprises.

Mr. Bouhadana is serving as Corporate IT Director for INTCOMEX Group, the largest IT distributor of branded computer components, generic accessories and networking peripherals in Latin America and Caribbean regions with thirteen offices in ten countries, since January 2005.

Prior to this, Mr. Bouhadana served as Vice President of Information Technology of IFX Network & Tutopia.com, a privately owned Internet service provider with a presence in nine countries in Latin America , from September 2000 to January 2005.

Previously, Mr. Bouhadana was the Director of Information Technology of Parker Reorder, a publicly traded company specializing in hospitality business to business procurement, distribution and logistics systems.

Mr. Bouhadana, was appointed in 2002 to the Board of Directors of Perfumania
(ECMV) as an independent board member, member of the Audit, Compensation and Stock Option Committees.

Mr. Bouhadana received his Master in computer science and BBA from the University of Montreal, Canada.

Biography of Bryan Feldman, Director
------------------------------------

Bryan Feldman was born in Caracas, Venezuela. He graduated from Barry University in 2005 with degrees in Economics and Finance. Mr. Feldman joined Parlux Fragrances in May 2005 as an International Area Manager overseeing the company's activities in Europe. He was later promoted to Vice President of International Sales where he was responsible for launching the Paris Hilton and Guess brands in over 83 countries. Mr. Feldman left Parlux Fragrances in April 2007 and has now started New Wave Fragrances. A fragrance licensing company which already holds the licenses for Ed Hardy and True Religion Fragrances.


                 CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS


Through a Board Resolution, the Company hired the professional services of Moore & Associates, Chartered, Certified Public Accountants, to perform audited financials for the Company. Moore & Associates, Chartered own no stock in the Company. The company has no formal contracts with its accountants, they are paid on a fee for service basis.



                      SECTION 16(a) BENEFICIAL OWNERSHIP
                               REPORTING COMPLIANCE

Based solely on a review of Forms 3 and 4, and amendments thereto furnished to the Company under Rule 16a-3(e) promulgated under the Securities Exchange Act of 1934 during the most recent fiscal year, and Form 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, Mark DeStefano, founder the Company was timely with the filing of each of the Form 3s as required under Section 16(a) of the Securities Exchange Act of 1934.

                BOARD COMMITTEES AND OTHER BOARD INFORMATION

The Board of Directors of the Company does not have an audit, nominating or compensation committee. Instead, the Board itself performs such functions. during the fiscal year ended April 30, 2007.


                 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company's executive officer did not receive any compensation or other remuneration in his capacity as such during the year ended
April 30, 2007 or to date in 2007. Mr. DeStefano, the Company's sole employee, presently serves without compensation. There were no stock options granted, exercised or held by any executive officer during the current fiscal year.

DIRECTOR COMPENSATION

The Company's directors presently serve without compensation, but are entitled to reimbursement for reasonable and necessary expenses incurred on behalf of the Company.

BOARD COMMITTEES

The Company does not have standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions.

BOARD MEETINGS

There has been two meetings of our Board of Directors over the year. The sole director at the time at the time of the Merger, Mr. Mark DeStefano, approved the Merger by written consent on October 26, 2007, in accordance with
Section 78.135 of General Corporation Law of the State of Nevada and
Article 3 Section 2 of the Company's By-laws.


ANNUAL SHAREHOLDERS MEETING

In accordance with Article II Section 1 of the Company's By-laws, the annual meeting of shareholders will be held on such date and at such time as designated from time to time for the purpose or electing directors of the corporation and to transact all business as may properly come before the meeting on such other day as fixed by the Board of Directors.


                                 SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BASIC SERVICES, INC.

October 26, 2007                    By: /s/ Mark DeStefano
----------------                    -------------------------------------
                                            Mark DeStefano
                                            Outgoing Director & President




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